UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 19, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 19, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: February 19, 2013
13-5-TR

The Micronutrient Initiative, Government of Canada and Teck Launch Child
Health Initiative with Governments of Ethiopia and Burkina Faso

Addis Ababa, Ethiopia – Canadian partners the Micronutrient Initiative (MI), the Government of Canada (CIDA) and Teck are launching major projects this week with two African ministries of health. The Zinc Alliance for Child Health (ZACH) initiative will scale up zinc supplementation programs to treat and reduce diarrheal disease in Ethiopia and Burkina Faso.

The projects build on the success of ZACH’s initial pilot project that launched in Senegal in May 2012. Since then, 39,000 zinc treatments have been supplied to health facilities and over 8,000 cases of diarrhea have been treated with zinc and oral rehydration salts (ORS).

Each year, 750,000 children under the age of five die from complications associated with diarrhea. This includes 27,000 children in Ethiopia and 22,000 children in Burkina Faso.

Zinc is an essential micronutrient that can prevent and treat diarrhea, yet two billion people around the world do not get enough zinc through their diets.

“The governments of Ethiopia and Burkina Faso have both made clear commitments to reducing child deaths. The ZACH projects to scale up zinc supplementation will complement efforts in both of these countries and help save children’s lives,” says John McCullough, Regional Director for the Micronutrient Initiative in Africa. “We are proud to work with the Government of Canada and Teck on this initiative to improve the health of children and save lives.”

Treating diarrhea with a combination of zinc and ORS has been shown to reduce the incidence of diarrhea by 27%. A course of zinc treatment can also increase a child’s resistance to further episodes of diarrhea and other disease for two to three months following supplementation. Zinc supplementation only costs between 50 and 85 cents per treatment.

“As one of the world’s largest producers of zinc, we are committed to addressing the problem of global zinc deficiency,” says Doug Horswill, Senior Vice President at Teck. “Through this partnership we will improve local awareness, enhance zinc distribution systems and, ultimately, help save children’s lives.”

The ZACH projects in these two countries represent a $5.6 million investment from MI, CIDA and Teck as part of a broader $20 million commitment to scale up zinc supplementation programming in at least five countries.

"The Zinc Alliance for Child Health partnership is an excellent example of Canadian innovation working to save children’s lives,” said the Honourable Julian Fantino, Minister of International Cooperation. “I congratulate the governments of Ethiopia and Burkina Faso in supporting this initiative to ensure that zinc and oral rehydration salts are incorporated into every day treatment of diarrhea to save children’s lives.”

In both Ethiopia and Burkina Faso, ZACH will support existing national plans to strengthen the management of childhood diarrhea. Implementation will take place at all levels of government in both countries to help ensure the availability and affordability of supplies. Treatment of diarrhea will be monitored to track progress on the projects.

Ethiopia
ZACH Ethiopia, launched on February 19, will scale up the use of zinc supplementation and ORS to treat diarrhea across the country, with the goal of treating 6.5 million cases by 2015. While diarrhea is a leading cause of illness and death in the country, many families do not seek treatment for the disease, or use ineffective methods of treatment. The ZACH project will concentrate on social marketing efforts to increase demand for zinc and promote its correct use in combination with ORS; supporting decision makers to ensure that diarrhea programming in the public health system matches treatment policy; and bundling zinc and ORS for easier distribution across the country.

Burkina Faso
In Burkina Faso, the ZACH project will launch on February 22. It aims to treat more than 7 million cases of diarrhea in children under the age of five over the next three years. Project components include increasing knowledge and awareness so that more caregivers, health practitioners and community members recognize the importance of treating diarrhea with zinc and ORS. The project also aims to make the management of childhood diarrhea a key component of efforts to reduce child mortality.

About the Micronutrient Initiative
The Micronutrient Initiative is an Ottawa-based, international not-for-profit organization dedicated to ensuring that the world's most vulnerable – especially women and children – in developing countries get the vitamins and minerals they need to survive and thrive through supplementation and food fortification programs. Its mission is to be a global leader in advancing integrated, innovative and sustainable solutions to reduce vitamin and mineral deficiencies through advocacy, technical and programmatic support, in collaboration with others. With Canadian support, the organization is saving and improving the lives of 500 million people annually in more than 70 countries with its child survival, child health, growth and development and women’s and newborn survival and health programs.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. As one of the world’s largest producers of zinc, Teck is committed to raising awareness about, and helping solve the global health issue of, zinc deficiency. Teck’s Zinc & Health program includes partnerships with UNICEF, Free The Children, the Micronutrient Initiative, the Government of Canada and other organizations. To learn more about Teck’s Zinc & Health program, visit www.zincsaveslives.com. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About the Canadian International Development Agency
The Canadian International Development Agency (CIDA) is Canada's lead agency for development assistance. CIDA's aim is to manage Canada's support and resources effectively and accountably to achieve meaningful, sustainable results. It also engages in policy development in Canada and internationally, enabling Canada's effort to realize its development objectives.

For more information, please contact:
Aynsley Morris
Micronutrient Initiative
Tel.: +1.613.782.6831
Mobile: +1.613.218.8427
E-mail: amorris@micronutrient.org

Chris Stannell
Teck
Tel.: +1.604.604.4368
E-mail: chris.stannell@teck.com

Daniel Bezalel Richardsen
Press Secretary
Office of the Minister of International Cooperation
Tel.: +1.819-953-6238
E-mail: DanielBezalel.Richardsen@acdi-cida.gc.ca

Media Relations Office
Canadian International Development Agency
Tel.: +1.819.953.6534
E-mail: media@acdi-cida.gc.ca